CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in Form 40-F dated February 13, 2008 of Quaterra Resource Inc. (the “Company”) of our report dated March 12, 2007, relating to the Company’s consolidated balance sheets as of December 31, 2006 and 2005 and the related consolidated statements of operations and cash flows for each of the years ended December 31, 2006 and 2005.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants
Vancouver, British Columbia, Canada

February 13, 2008

7th Floor, Marine Building 355 Burrard Street, Vancouver, BC Canada V6C 2G8	Telephone: Fax: Web:	604.687.1231 604.688.4675 SmytheRatcliffe.com	A Member of PKF International